Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Acceleron Pharma Inc. for the registration of shares of its common stock, preferred stock and warrants, and to the incorporation by reference therein of our reports dated March 1, 2017, with respect to the consolidated financial statements of Acceleron Pharma Inc., and the effectiveness of internal control over financial reporting of Acceleron Pharma Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
September 19, 2017